EXHIBIT 99.2

SCHEDULE A

						Price Range
Transaction Date	Nature of Transaction	Nature of Ownership	Nature of Indirect Ownership	Quantity	Weighted Average Price Per Share*	Minimum	Maximum
November 5, 2026	Grant of Restricted Stock	Direct	Robert A. Ortenzio	3,989	$0	$0	$0

*The Reporting Persons undertake to provide to the SEC staff, upon request, full information regarding the number of shares purchased at each price within the ranges set forth in the table above.